Press Release                                                   [HEAD NV LOGO]

Amsterdam - May 24th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces the approval by shareholders of all resolutions proposed at the Annual General Meeting.

The Annual General Meeting of Shareholders of Head N.V. was held today, Wednesday 24th May 2006 in the Netherlands. Head NV is pleased to announce that all the proposed resolutions were approved by the shareholders, including the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from Euro 0.20 to Euro 0.45 and to subsequently reduce the nominal value of the shares from Euro 0.45 to Euro 0.20.

As a consequence of the adoption of the resolutions, Head N.V. intends to make a payment of Euro 0.25 per share to its shareholders with an expected date of payment at the beginning of September. This payment is subject to Dutch Ministry and Dutch District Court approval, and based on no objections from our creditors.

Details concerning the record date, the payment date and the procedure will be published after the approval of the Dutch authorities.

About Head

Head N.V. is a leading global manufacturer and marketer of premium sports equipment.

Head N.V.'s ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Swetlana Kuznetsova, Bode Miller, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

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Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940